Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

16 December 2005

Brambles

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

FILE NO: 82-5205

Brambles

Brambles Industries plc
Company No: 4134697

16 December 2005

COMPLETION OF ACQUISITION OF AUSDOC

Further to our announcement on 29 November 2005 that Brambles' purchase of AUSDOC had received approval from the Australian Competition and Consumer Commission and the Foreign Investment Review Board, we confirm that the acquisition of AUSDOC has now been completed.

For further information please contact:

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291

Brambles is globally headquartered in Australia

FILE NO: 82-5205

BRAMBLES INDUSTRIES PLC
Company number: 4134697

DIRECTORS' INTERESTS

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited

Contact Laura Jackson, Company Secretariat
Tel 020 7659 6030

16 December 2005

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES INDUSTRIES LIMITED** ("BIL")	**BRAMBLES INDUSTRIES PLC** ("BIP")
ABN	22 000 129 868	N/A

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM JOHN KRAEHE
Date of appointment	12 DECEMBER 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
BIL - Nil BIP - Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	BIL – 31,561 ordinary shares registered in the name of Goldman Scahs JBWere, as trustee for a private superannuation fund of which Mr Kraehe is a member BIP – Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

FILE NO: 82-5205

Brambles

Stock Exchange Release

16 December 2005

BRAMBLES RELEASES HISTORICAL US DOLLAR AND IFRS INFORMATION

Brambles has today released historical financial information in US dollars and under International Financial Reporting Standards (IFRS) for the six months to December 2004 and the twelve months to June 2005. The effect on both the income statement and the balance sheet is similar to the indicative impact announced on 23 June 2005.

Results for the years ended June 2002 to 2004 inclusive have also been restated in US dollars and are shown for information. These figures remain in UK GAAP.

The information provided is Brambles' current best estimate of the consequences of adopting IFRS and moving to the US dollar as its presentation currency. It has not been independently verified or audited.

Continued development and interpretation of accounting standards by relevant authorities could affect the ultimate differences between UK GAAP, AGAAP and IFRS and their impact upon Brambles' financial results. Accordingly, the information provided in these materials remains subject to change.

Full details are shown in the tables which follow.

For further information please contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

Brambles

Historical financial information in US dollars
(including IFRS data for FY05)

December 2005

Disclaimer:

The information provided is Brambles' current best estimate of the consequences of adopting IFRS and moving to the US dollar as its presentation currency. It has not been independently verified or audited.

Continued development and interpretation of accounting standards by relevant authorities could affect the ultimate differences between UK GAAP, AGAAP and IFRS and their impact upon Brambles' financial results. Accordingly, the information provided in these materials remains subject to change.

Brambles

Overview

As previously announced to the market, with effect from its December 2005 results release in February 2006, Brambles will be reporting its financial results under International Financial Reporting Standards (IFRS) and using the US dollar as its presentation currency. Previously, Brambles reported under both UK GAAP and AGAAP, in sterling and Australian dollars respectively.

The purpose of this document is to provide the market with historical financial data, expressed in US dollars, to facilitate an understanding of Brambles' financial results in that currency.

Confirming the guidance previously given, the introduction of IFRS:

- will not impact Brambles' strategy, economics, risk profile, cash flows or underlying business operations;
- will not have a significant impact on Brambles' income statement, other than the cessation of goodwill amortisation;
- will not result in a significant net impact on the balance sheet; and
- will permit simplification of Brambles' financial reporting.

Discontinued Operations

On 13 October 2005, Brambles announced that it had sold its Cleanaway Germany business, subject to regulatory approval. On 29 November 2005, Brambles announced that it would focus on growing the CHEP and Recall businesses, and that it would divest all its other businesses. Accordingly, the results of Cleanaway, Brambles Industrial Services and the Regional Businesses have been reclassified to discontinued operations in the historical financial information for each of the years presented, together with businesses reported as discontinued in prior years. The assets and liabilities of these discontinued operations will be presented as "held for sale" in future balance sheets. Consistent with IFRS requirements, they have not been reclassified to "held for sale" in the historical financial information presented.

Other

In these materials:

- FY02, FY03, FY04 and FY05 refer to the years ended 30 June 2002, 2003, 2004 and 2005 respectively; and
- 1H05 refers to the half-year ended 31 December 2004.

4 year income statement under UK GAAP, expressed in US dollars

US$ million	UK GAAP											
	FY02			FY03			FY04			FY05		
	Before special1 items	Special1 items	Result for the year	Before special1 items	Special 1 items	Result for the year	Before special1 items	Special1 items	Result for the year	Before special1 items	Special1 items	Result for the year
Continuing operations												
Sales revenue from continuing operations	2,075	-	2,075	2,453	-	2,453	2,911	-	2,911	3,293	-	3,293
Operating profit from group companies before special items	339	-	339	365	-	365	441	-	441	595	-	595
Share of results of JVs and associates	1	-	1	2	-	2	2	-	2	2	-	2
Amortisation[2]	-	(16)	(16)	-	(21)	(21)	-	(24)	(24)	-	(26)	(26)
Exceptional items	-	(81)	(81)	-	(86)	(86)	-	(84)	(84)	-	8	8
Operating profit	340	(97)	243	367	(107)	260	443	(108)	335	597	(18)	579
Net finance costs	(139)	-	(139)	(130)	-	(130)	(126)	-	(126)	(133)	-	(133)
Profit before tax	201	(97)	104	237	(107)	130	317	(108)	209	464	(18)	446
Tax	(56)	-	(56)	(76)	26	(50)	(102)	7	(95)	(153)	(3)	(156)
Profit from continuing operations	145	(97)	48	161	(81)	80	215	(101)	114	311	(21)	290
Profit/(loss) from discontinued operations	173	31	204	149	(44)	105	153	(51)	102	160	(42)	118
Profit for the year	318	(66)	252	310	(125)	185	368	(152)	216	471	(63)	408
Profit attributable to minority interests	1	-	1	2	-	2	-	(2)	(2)	2	-	2
Profit attributable to parent entities interests	317	(66)	251	308	(125)	183	368	(150)	218	469	(63)	406
Weighted average number of shares	1,687.0		1,687.0	1,690.6		1,690.6	1,690.7		1,690.7	1,691.8		1,691.8
Basic earnings per share (US cents)	18.8c		14.9c	18.2c		10.8c	21.8c		12.9c	27.7c		24.0c
UK GAAP equivalents previously reported (in £ million)												
Profit attributable to parent entities interests	£ 219	(£ 45)	£ 174	£ 194	(£ 77)	£ 117	£ 210	(£ 84)	£ 126	£ 254	(£ 35)	£ 219
Basic earnings per share (pence)	13.0p		10.3p	11.5p		6.9p	12.4p		7.5p	15.0p		12.9p

Notes:

1. Special items under UK GAAP refer to exceptional items, goodwill amortisation and amortisation of non-goodwill intangibles (other than software).
2. Amortisation of goodwill and acquired non-goodwill intangibles (other than software).
3. Results for years FY02 to FY05 shown on this page are under UK GAAP. They have been reclassified into an IFRS presentation format.

Income statement under IFRS, expressed in US dollars

US$ million	IFRS					
	1H05			FY05		
	Before special[1] items	Special[1] items	Result for the period	Before special[1] items	Special[1] items	Result for the year
Continuing operations						
Sales revenue from continuing operations	1,610	-	1,610	3,293	-	3,293
Operating profit from group companies before special items	282	-	282	599	-	599
Share of results of JVs and associates	1	-	1	2	-	2
Amortisation[2]	-	(1)	(1)	-	(2)	(2)
Exceptional items	-	-	-	-	8	8
Operating profit	283	(1)	282	601	6	607
Net finance costs	(69)	-	(69)	(133)	-	(133)
Profit before tax	214	(1)	213	468	6	474
Tax	(73)	-	(73)	(158)	(3)	(161)
Profit from continuing operations	141	(1)	140	310	3	313
Profit/(loss) from discontinued operations	66	(10)	56	145	(10)	135
Profit for the year	207	(11)	196	455	(7)	448
Profit attributable to minority interests	-	-	-	2	-	2
Profit attributable to parent entities interests	207	(11)	196	453	(7)	446
Weighted average number of shares	1,691.2		1,691.2	1,691.8		1,691.8
Basic earnings per share (US cents)	12.2c		11.6c	26.8c		26.4c
UK GAAP equivalents previously reported (in £ million)						
Profit attributable to parent entities interests	£ 116	(£ 20)	£ 96	£ 254	(£ 35)	£ 219
Basic earnings per share (pence)	6.9p		5.7p	15.0p		12.9p

Notes:
1. Special items under IFRS refer to exceptional items, impairments, fair value adjustments and amortisation of acquired non-goodwill intangibles (other than software).
2. Amortisation of acquired non-goodwill intangibles (other than software).

Brambles

Year ended 30 June 2005 - income statement transition from UK GAAP to IFRS

£ million, except as noted		Reclassifications		IFRS adjustments					IFRS	IFRS
	UK GAAP as reported	JVs and associates (note 3)	Dis-continued operations (note 5)	Defined benefit pensions (note 6)	Goodwill (note 7)	Share based payments (note 9)	Overseas subsidiary fx hedge (note 11)	Other (note 12)	in £	in US$
Continuing operations										
Sales revenue	3,211		(1,438)						1,773	3,293
Operating profit from group companies before special items	438		(117)	(1)		1	2		323	599
Share of results of JVs and associates	13	(5)	(7)						1	2
Amortisation of goodwill and non-goodwill intangibles	(34)		20		13				(1)	(2)
Exceptional items	4								4	8
Operating profit	421	(5)	(104)	(1)	13	1	2	-	327	607
Net finance costs	(74)	2							(72)	(133)
Profit before tax	347	(3)	(104)	(1)	13	1	2	-	255	474
Tax	(127)	3	40		(2)		(1)		(87)	(161)
Profit from continuing operations	220	-	(64)	(1)	11	1	1	-	168	313
Profit from discontinued operations	-		64	(2)	15	(4)		1	74	135
Profit for the year	220	-	-	(3)	26	(3)	1	1	242	448
Profit attributable to minority interests	1								1	2
Profit attributable to parent entities interests	219	-	-	(3)	26	(3)	1	1	241	446

FILE NO: 82-5205

Half-year ended 31 December 2004 - income statement transition from UK GAAP to IFRS

£ million, except as noted	UK GAAP as reported	Reclassifications: JVs and associates (note 3)	Reclassifications: Dis-continued operations (note 5)	IFRS adjustments: Defined benefit pensions (note 6)	IFRS adjustments: Goodwill (note 7)	IFRS adjustments: Share based payments (note 9)	IFRS adjustments: Overseas subsidiary fx hedge (note 11)	IFRS adjustments: Other (note 12)	IFRS in £	IFRS in US$
Continuing operations										
Sales revenue	1,583		(710)						873	1,610
Operating profit from group companies before special items	205		(53)						152	282
Share of results of JVs and associates	6	(2)	(3)						1	1
Amortisation of goodwill and non-goodwill intangibles	(17)		10		7				-	(1)
Exceptional items	-								-	-
Operating profit	194	(2)	(46)	-	7	-	-	-	153	282
Net finance costs	(39)	1							(38)	(69)
Profit before tax	155	(1)	(46)	-	7	-	-	-	115	213
Tax	(59)	1	20		(1)				(39)	(73)
Profit from continuing operations	96	-	(26)	-	6	-	-	-	76	140
Profit from discontinued operations	-		26		6	(2)		1	31	56
Profit for the year	96	-	-	-	12	(2)	-	1	107	196
Profit attributable to minority interests	-								-	-
Profit attributable to parent entities interests	96	-	-	-	12	(2)	-	1	107	196

Year ended 30 June 2005 - income statement transition from AGAAP to IFRS

A$ million, except as noted		Reclass	IFRS adjustments						
	AGAAP as reported	Dis-continued operations	Defined benefit pensions	Goodwill	Share based payments	Overseas subsidiary fx hedge	Other	IFRS in A$	IFRS in US$
		(note 5)	(note 6)	(note 7)	(note 9)	(note 11)	(note 12)		
Continuing operations									
Sales revenue	7,917	(3,545)						4,372	3,293
Operating profit from group companies before special items	1,088	(287)	(2)		(11)	4		792	599
Share of results of JVs and associates	20	(16)						4	2
Amortisation of goodwill and non-goodwill intangibles	(100)	48		50				(2)	(2)
Exceptional items	10							10	8
Operating profit	1,018	(255)	(2)	50	(11)	4	-	804	607
Net finance costs	(177)							(177)	(133)
Profit before tax	841	(255)	(2)	50	(11)	4	-	627	474
Tax	(310)	98	-	(5)	5	(1)	-	(213)	(161)
Profit from continuing operations	531	(157)	(2)	45	(6)	3	-	414	313
Profit from discontinued operations	-	157	(4)	38	(10)			181	135
Profit for the year	531	-	(6)	83	(16)	3	-	595	448
Profit attributable to minority interests	2							2	2
Profit attributable to parent entities interests	529	-	(6)	83	(16)	3	-	593	446

FILE NO: 82-5205

Half-year ended 31 December 2004 - income statement transition from AGAAP to IFRS

A$ million, except as noted		Reclass	IFRS adjustments						
	AGAAP as reported	Dis-continued operations	Defined benefit pensions	Goodwill	Share based payments	Overseas subsidiary fx hedge	Other	IFRS in A$	IFRS in US$
		(note 5)	(note 6)	(note 7)	(note 9)	(note 11)	(note 12)		
Continuing operations									
Sales revenue	3,960	(1,777)						2,183	1,610
Operating profit from group companies before special items	517	(131)		-	(6)			380	282
Share of results of JVs and associates	9	(7)		-				2	1
Amortisation of goodwill and non-goodwill intangibles	(50)	24		25				(1)	(1)
Exceptional items	-							-	-
Operating profit	476	(114)	-	25	(6)	-	-	381	282
Net finance costs	(94)	-						(94)	(69)
Profit before tax	382	(114)	-	25	(6)	-	-	287	213
Tax	(147)	49						(98)	(73)
Profit from continuing operations	235	(65)	-	25	(6)	-	-	189	140
Profit from discontinued operations	-	65		16	(3)			78	56
Profit for the year	235	-	-	41	(9)	-	-	267	196
Profit attributable to minority interests	-							-	-
Profit attributable to parent entities interests	235	-	-	41	(9)	-	-	267	196

FILE NO. 82-[illegible]

4 year balance sheet assets, expressed in US dollars

US$ million	UK GAAP				IFRS	
	FY02	FY03	FY04	FY05	1H05	FY05
Current assets						
Cash and cash equivalents	81	75	63	188	65	188
Trade and other receivables	1,054	1,029	1,034	1,099	1,112	1,099
Inventories	52	53	60	70	66	66
Other current assets	64	88	84	68	102	62
Assets classified as held for sale	-	-	-	-	10	9
Total current assets	1,251	1,245	1,241	1,425	1,355	1,424
Non-current assets						
Trade and other receivables	11	23	15	30	16	30
Investments in joint ventures and associates	98	100	125	125	134	127
Other investments	21	23	17	4	17	4
Property, plant and equipment	3,468	3,966	4,045	4,065	4,145	3,934
Goodwill	735	840	821	793	991	939
Other intangible assets	-	-	-	-	147	127
Deferred tax assets	35	92	106	80	167	150
Other non-current assets	44	16	19	21	23	21
Total non-current assets	4,412	5,060	5,148	5,118	5,640	5,332
Total assets	5,663	6,305	6,389	6,543	6,995	6,756

Reconciliation with UK GAAP equivalents (in £ million)	FY02	FY03	FY04	FY05
Fixed assets	£ 2,815	£ 2,973	£ 2,749	£ 2,777
Current assets	£ 852	£ 774	£ 700	£ 822
	£ 3,667	£ 3,747	£ 3,449	£ 3,599
Reclassification of deferred tax assets	£ 23	£ 56	£ 58	£ 44
Total assets under IFRS presentation	£ 3,690	£ 3,803	£ 3,507	£ 3,643
Exchange rate	1.5347	1.6578	1.8218	1.7960
US$ equivalent, as above	5,663	6,305	6,389	6,543

4 year balance sheet liabilities, expressed in US dollars

US$ million	UK GAAP				IFRS	
	FY02	FY03	FY04	FY05	1H05	FY05
Current liabilities						
Trade and other payables	724	827	932	1,029	998	1,029
Borrowings	130	81	72	26	74	26
Current tax payable	131	63	62	94	70	94
Provisions	141	178	162	177	162	178
Other current liabilities	93	114	118	148	-	-
Total current liabilities	1,219	1,263	1,346	1,474	1,304	1,327
Non-current liabilities						
Borrowings	2,378	2,658	2,532	2,371	2,560	2,371
Retirement benefit obligations	-	-	-	-	187	242
Provisions	74	96	99	103	103	99
Deferred tax liabilities	250	314	364	351	407	357
Other non-current liabilities	2	1	13	7	13	7
Total non-current liabilities	2,704	3,069	3,008	2,832	3,270	3,076
Total liabilities	3,923	4,332	4,354	4,306	4,574	4,403
Net assets	1,740	1,973	2,035	2,237	2,421	2,353

Reconciliation with UK GAAP equivalents (in £ million)	FY02	FY03	FY04	FY05
Current creditors	£ 796	£ 655	£ 657	£ 726
Non-current creditors	£ 1,549	£ 1,603	£ 1,390	£ 1,320
Provisions for liabilities and charges	£ 188	£ 299	£ 285	£ 307
	£ 2,533	£ 2,557	£ 2,332	£ 2,353
Reclassification of deferred tax assets	£ 23	£ 56	£ 58	£ 44
Total liabilities under IFRS presentation	£ 2,556	£ 2,613	£ 2,390	£ 2,397
Exchange rate	1.5347	1.6578	1.8218	1.7960
US$ equivalent, as above	3,923	4,332	4,354	4,306

FILE NO: 82-5205

30 June 2005 - balance sheet transition from UK GAAP to IFRS

£ million, except as noted	UK GAAP as reported	Reclassifications: Deferred tax	Reclassifications: Non-current assets	Reclassifications: Non-current liabilities	IFRS adjustments: Capitalised software	IFRS adjustments: Defined benefit pensions	IFRS adjustments: Goodwill	IFRS adjustments: Dividend provision	IFRS adjustments: Other	IFRS in £	IFRS in US$
ASSETS		(note 1)	(note 2)	(note 2)	(note 4)	(note 6)	(note 7)	(note 8)	(note 12)		
Cash and cash equivalents	105									105	188
Trade and other receivables	678		(63)			(3)				612	1,099
Inventories	39								(2)	37	66
Other current assets	-		34							34	62
Assets classified as held for sale	-								5	5	9
Total current assets	822	-	(29)	-	-	(3)	-	-	3	793	1,424
Trade and other receivables			17							17	30
Investments in JVs and associates	69						2			71	127
Other investments	2									2	4
Property, plant and equipment	2,264				(69)				(5)	2,190	3,934
Goodwill	442						81			523	939
Other intangible assets	-				69		2			71	127
Deferred tax assets	-	44				38			1	83	150
Other non-current assets	-		12							12	21
Total non-current assets	2,777	44	29	-	-	38	85	-	(4)	2,969	5,332
Total assets	3,599	44	-	-	-	35	85	-	(1)	3,762	6,756
LIABILITIES											
Trade and other payables	576			(4)						572	1,029
Borrowings	15									15	26
Current tax payable	52									52	94
Provisions	-			99						99	178
Other current liabilities	83							(83)		-	-
Total current liabilities	726	-	-	95	-	-	-	(83)	-	738	1,327
Borrowings	1,320									1,320	2,371
Retirement benefit obligations	-					135				135	242
Provisions	156			(99)		(5)			3	55	99
Deferred tax liabilities	151	44					2		2	199	357
Other non-current liabilities	-			4						4	7
Total non-current liabilities	1,627	44	-	(95)	-	130	2	-	5	1,713	3,076
Total liabilities	2,353	44	-	-	-	130	2	(83)	5	2,451	4,403
Net assets	1,246	-	-	-	-	(95)	83	83	(6)	1,311	2,353

FILE No. 82-5205

Brambles

31 December 2004 - balance sheet transition from UK GAAP to IFRS

£ million, except as noted	UK GAAP as reported	Reclassifications				IFRS adjustments				IFRS in £	IFRS in US$
		Deferred tax	Non-current assets	Non-current liabilities	Capitalised software	Defined benefit pensions	Goodwill	Dividend provision	Other		
		(note 1)	(note 2)	(note 2)	(note 4)	(note 6)	(note 7)	(note 8)	(note 12)		
ASSETS											
Cash and cash equivalents	34									34	65
Trade and other receivables	658		(74)			(2)				582	1,112
Inventories	37								(2)	35	66
Other current assets			54							54	102
Assets classified as held for sale									5	5	10
Total current assets	729	-	(20)	-	-	(2)	-	-	3	710	1,355
Trade and other receivables			8							8	16
Investments in JVs and associates	69						1			70	134
Other investments	9									9	17
Property, plant and equipment	2,249				(75)				(4)	2,170	4,145
Goodwill	455						64			519	991
Other intangible assets	-				75		2			77	147
Deferred tax assets	-	59				27			1	87	167
Other non-current assets	-		12							12	23
Total non-current assets	2,782	59	20	-	-	27	67	-	(3)	2,952	5,640
Total assets	3,511	59	-	-	-	25	67	-	-	3,662	6,995
LIABILITIES											
Trade and other payables	530			(7)						523	998
Borrowings	39									39	74
Current tax payable	36									36	70
Provisions	-			84						84	162
Other current liabilities	69							(69)		-	-
Total current liabilities	674	-	-	77	-	-	-	(69)	-	682	1,304
Borrowings	1,340									1,340	2,560
Retirement benefit obligations	-					98				98	187
Provisions	139			(84)		(5)			3	53	103
Deferred tax liabilities	153	59					(1)		2	213	407
Other non-current liabilities	-			7						7	13
Total non-current liabilities	1,632	59	-	(77)	-	93	(1)	-	5	1,711	3,270
Total liabilities	2,306	59	-	-	-	93	(1)	(69)	5	2,393	4,574
Net assets	1,205	-	-	-	-	(68)	68	69	(5)	1,269	2,421

FILE NO: 82-5205

30 June 2005 - balance sheet transition from AGAAP to IFRS

A$ million, except as noted	AGAAP as reported	Reclass: Capitalised software (note 4)	IFRS adjustments: Defined benefit pensions (note 6)	IFRS adjustments: Goodwill (note 7)	IFRS adjustments: Other (note 12)	IFRS in A$	IFRS in US$
ASSETS							
Cash and cash equivalents	247					247	188
Trade and other receivables	1,444					1,444	1,099
Inventories	92				(5)	87	66
Other current assets	89		(8)			81	62
Assets classified as held for sale	-				12	12	9
Total current assets	1,872	-	(8)	-	7	1,871	1,424
Trade and other receivables	39					39	30
Investments in JVs and associates	164			3		167	127
Other investments	6					6	4
Property, plant and equipment	5,338	(162)			(11)	5,165	3,934
Goodwill	1,144			89		1,233	939
Other intangible assets	-	162		5		167	127
Deferred tax assets	106		89		2	197	150
Other non-current assets	27					27	21
Total non-current assets	6,824	-	89	97	(9)	7,001	5,332
Total assets	8,696	-	81	97	(2)	8,872	6,756
LIABILITIES							
Trade and other payables	1,352					1,352	1,029
Borrowings	34					34	26
Current tax payable	124					124	94
Provisions	232					232	178
Total current liabilities	1,742	-	-	-	-	1,742	1,327
Borrowings	3,113					3,113	2,371
Retirement benefit obligations	-		318			318	242
Provisions	135		(12)		7	130	99
Deferred tax liabilities	452			10	6	468	357
Other non-current liabilities	9					9	7
Total non-current liabilities	3,709	-	306	10	13	4,038	3,076
Total liabilities	5,451	-	306	10	13	5,780	4,403
Net assets	3,245	-	(225)	87	(15)	3,092	2,353

FILE NO. 82-[illegible]

31 December 2004 - balance sheet transition from AGAAP to IFRS

A$ million, except as noted	AGAAP as reported	Reclass: Capitalised software (note 4)	IFRS adjustments: Defined benefit pensions (note 6)	IFRS adjustments: Goodwill (note 7)	IFRS adjustments: Other (note 12)	IFRS in A$	IFRS in US$
ASSETS							
Cash and cash equivalents	84					84	65
Trade and other receivables	1,433					1,433	1,112
Inventories	91				(5)	86	66
Other current assets	135		(5)			130	102
Assets classified as held for sale	-				12	12	10
Total current assets	1,743	-	(5)	-	7	1,745	1,355
Trade and other receivables	21					21	16
Investments in JVs and associates	171			2		173	134
Other investments	22					22	17
Property, plant and equipment	5,532	(184)			(12)	5,336	4,145
Goodwill	1,231			44		1,275	991
Other intangible assets		184		5		189	147
Deferred tax assets	152		65		1	218	167
Other non-current assets	30					30	23
Total non-current assets	7,159	-	65	51	(11)	7,264	5,640
Total assets	8,902	-	60	51	(4)	9,009	6,995
LIABILITIES							
Trade and other payables	1,286					1,286	998
Borrowings	95					95	74
Current tax payable	91					91	70
Provisions	208					208	162
Total current liabilities	1,680	-	-	-	-	1,680	1,304
Borrowings	3,297					3,297	2,560
Retirement benefit obligations	-		241			241	187
Provisions	134		(12)		7	129	103
Deferred tax liabilities	513			7	5	525	407
Other non-current liabilities	17					17	13
Total non-current liabilities	3,961	-	229	7	12	4,209	3,270
Total liabilities	5,641	-	229	7	12	5,889	4,574
Net assets	3,261	-	(169)	44	(16)	3,120	2,421

FILE NO: 82-5205

4 year cash flow statement, expressed in US dollars

US$ million	UK GAAP				IFRS	
	FY02	FY03	FY04	FY05	1H05	FY05
Cash flows from operating activities						
Receipts from customers	4,916	5,272	5,981	6,640	3,260	6,640
Payments to suppliers and employees	(3,938)	(4,175)	(4,680)	(5,081)	(2,560)	(5,081)
Cash generated from operations	978	1,097	1,301	1,559	700	1,559
Dividends received	2	11	12	14	6	14
Interest paid	(145)	(134)	(132)	(120)	(51)	(119)
Interest received	7	6	11	6	3	6
Income taxes paid	(142)	(208)	(144)	(169)	(85)	(169)
Net cash flows from operating activities	700	772	1,048	1,290	573	1,291
Cash flows from investing activities						
Acquisition and disposal of subsidiaries, JVs and associates	502	(86)	(23)	(38)	(38)	(38)
Purchases of property, plant and equipment	(811)	(726)	(693)	(794)	(388)	(794)
Proceeds from sale of property, plant and equipment	120	72	88	120	48	120
Loans with joint ventures and associates	(10)	3	8	5	2	5
Net cash used in investing activities	(199)	(737)	(620)	(707)	(376)	(707)
Cash flows from financing activities						
Movements in borrowings	(409)	172	(218)	(203)	(88)	(203)
Proceeds from issue of ordinary shares	29	2	1	11	2	11
Dividends paid to Brambles' shareholders	(143)	(198)	(241)	(256)	(124)	(256)
Dividends paid to minority interests	-	-	-	-	-	(1)
Net cash used in financing activities	(523)	(24)	(458)	(448)	(210)	(449)
Net increase/(decrease) in cash and cash equivalents	(22)	11	(30)	135	(13)	135
UK GAAP equivalents previously reported (in £ million)						
Increase/(decrease) in cash	(£ 16)	£ 6	(£ 20)	£ 78	(£ 6)	£ 78
Management of liquid resources	£ 1	£ 1	£ 3	(£ 1)	-	(£ 1)
	(£ 15)	£ 7	(£ 17)	£ 77	(£ 6)	£ 77

FILE NO: 82-5205

4 year historical segmental data, expressed in US dollars

Sales

US$ million	UK GAAP				IFRS	
	FY02	FY03	FY04	FY05	1H05	FY05
Continuing operations						
CHEP Americas	859	951	1,067	1,188	579	1,188
CHEP Europe	720	884	1,080	1,225	604	1,225
CHEP RoW	168	213	293	350	168	350
CHEP	1,747	2,048	2,440	2,763	1,351	2,763
Recall	328	405	471	530	259	530
Total continuing operations	2,075	2,453	2,911	3,293	1,610	3,293
Cleanaway	1,241	1,427	1,692	1,896	938	1,896
Brambles Industrial Services	397	450	502	559	270	559
Regional Businesses	221	178	184	216	104	216
Prior year discontinued operations	586	139	5	-	-	-
Discontinued operations	2,445	2,194	2,383	2,671	1,312	2,671
Total	4,520	4,647	5,294	5,964	2,922	5,964
UK GAAP equivalents previously reported (in £ million)	£ 3,112	£ 2,915	£ 3,023	£ 3,211	£ 1,583	£ 3,211

Note: excludes share of sales of joint ventures and associates

FILE NO: 82-5205

4 year historical segmental data, expressed in US dollars

Comparable operating profit

US$ million	UK GAAP				IFRS	
	FY02	FY03	FY04	FY05	1H05	FY05
Continuing operations						
CHEP Americas	92	119	130	205	96	205
CHEP Europe	162	145	183	227	106	225
CHEP RoW	46	53	83	107	51	104
CHEP	300	317	396	539	253	534
Recall	57	77	74	87	39	85
Corporate	(17)	(27)	(27)	(29)	(9)	(18)
Total continuing operations	340	367	443	597	283	601
Cleanaway	137	147	149	143	62	135
Brambles Industrial Services	44	46	61	72	31	68
Regional Businesses	14	4	7	14	6	14
Prior year discontinued operations	44	16	1	-	-	-
Discontinued operations	239	213	218	229	99	217
Total	579	580	661	826	382	818
UK GAAP equivalents previously reported (in £ million)	£ 402	£ 369	£ 381	£ 452	£ 211	£ 452

Note: comparable operating profit is 'profit before special items, interest and tax' which the Directors consider to be a useful measure of underlying business performance.

4 year historical segmental data, expressed in US dollars

Cash flow from operations after net capex

US$ million	UK GAAP				IFRS	
	FY02	FY03	FY04	FY05	1H05	FY05
Continuing operations						
CHEP Americas	9	18	211	234	97	234
CHEP Europe	31	102	133	274	113	274
CHEP RoW	33	42	70	97	43	97
CHEP	73	162	414	605	253	605
Recall	14	58	62	113	27	113
Corporate	(39)	(50)	(22)	(18)	(9)	(18)
Total continuing operations	48	170	454	700	271	700
Cleanaway	97	154	155	151	85	151
Brambles Industrial Services	31	88	93	39	6	39
Regional Businesses	23	15	16	12	5	12
Prior year discontinued operations	80	30	(2)	2	1	2
Discontinued operations	231	287	262	204	97	204
Total	279	457	716	904	368	904
UK GAAP equivalents previously reported (in £ million)	£ 195	£ 282	£ 400	£ 488	£ 196	£ 488

4 year historical segmental data, expressed in US dollars

Purchases of property, plant & equipment

US$ million	UK GAAP				IFRS	
	FY02	FY03	FY04	FY05	1H05	FY05
Continuing operations						
CHEP Americas	299	268	181	241	129	241
CHEP Europe	217	208	215	170	92	170
CHEP RoW	43	46	61	81	35	81
CHEP	559	522	457	492	256	492
Recall	33	37	46	47	24	47
Corporate	1	2	1	-	-	-
Total continuing operations	593	561	504	539	280	539
Cleanaway	122	127	144	155	69	155
Brambles Industrial Services	46	32	43	87	35	87
Regional Businesses	13	2	2	13	4	13
Prior year discontinued operations	37	4	-	-	-	-
Discontinued operations	218	165	189	255	108	255
Total	811	726	693	794	388	794
UK GAAP equivalents previously reported (in £ million)	£ 557	£ 456	£ 398	£ 428	£ 210	£ 428

FILE NO: 82-5205

4 year historical segmental data, expressed in US dollars

Depreciation

US$ million	UK GAAP				IFRS	
	FY02	FY03	FY04	FY05	1H05	FY05
Continuing operations						
CHEP Americas	147	160	168	165	82	165
CHEP Europe	100	118	155	157	79	157
CHEP RoW	19	24	33	39	18	39
CHEP	266	302	356	361	179	361
Recall	19	24	28	32	16	32
Corporate	1	1	1	1	-	1
Total continuing operations	286	327	385	394	195	394
Cleanaway	92	111	130	146	72	146
Brambles Industrial Services	43	47	46	48	24	48
Regional Businesses	16	15	16	16	8	16
Prior year discontinued operations	65	4	-	-	-	-
Discontinued operations	216	177	192	210	104	210
Total	502	504	577	604	299	604
UK GAAP equivalents previously reported (in £ million)	£ 346	£ 316	£ 330	£ 325	£ 162	£ 325

Note: includes depreciation of fixed assets and amortisation of software

4 year historical segmental data, expressed in US dollars

Amortisation of goodwill and non-goodwill intangibles

US$ million	UK GAAP				IFRS	
	FY02	FY03	FY04	FY05	1H05	FY05
Continuing operations						
CHEP Americas	2	2	2	3	-	-
CHEP Europe	-	-	-	-	-	-
CHEP RoW	-	-	-	-	-	-
CHEP	2	2	2	3	-	-
Recall	14	19	22	23	1	2
Corporate	-	-	-	-	-	-
Total continuing operations	16	21	24	26	1	2
Cleanaway	20	23	27	27	-	-
Brambles Industrial Services	6	7	8	9	-	-
Regional Businesses	3	2	1	-	-	-
Prior year discontinued operations	-	-	-	-	-	-
Discontinued operations	29	32	36	36	-	-
Total	45	53	60	62	1	2
UK GAAP equivalents previously reported (in £ million)	£ 32	£ 34	£ 35	£ 35	£ 17	£ 35

Note: includes amortisation of goodwill in joint ventures and associates

FILE NO: 82-5205

4 year historical segmental data, expressed in US dollars

Average capital invested

US$ million	UK GAAP				IFRS	
	FY02	FY03	FY04	FY05	1H05	FY05
Continuing operations						
CHEP Americas	1,188	1,332	1,336	1,286	1,265	1,269
CHEP Europe	940	1,202	1,285	1,336	1,337	1,335
CHEP RoW	159	193	250	277	290	298
CHEP	2,287	2,727	2,871	2,899	2,892	2,902
Recall	414	536	646	706	651	653
Corporate	1	12	9	(18)	(34)	(36)
Total continuing operations	2,702	3,275	3,526	3,587	3,509	3,519
Cleanaway	991	1,149	1,264	1,319	1,063	1,071
Brambles Industrial Services	380	404	429	458	414	426
Regional Businesses	192	195	191	193	133	135
Prior year discontinued operations	384	10	(18)	(7)	(6)	(5)
Discontinued operations	1,947	1,758	1,866	1,963	1,604	1,627
Total	4,649	5,033	5,392	5,550	5,113	5,146

Explanatory notes on the material impacts to Brambles of the adoption of IFRS

Basis of preparation

Brambles' combined financial information sets out the combined results and financial position of Brambles Industries plc (BIP) and Brambles Industries Limited (BIL), and their respective subsidiaries, joint ventures and associates. BIP and BIL are collectively referred to as Brambles.

BIP is required to comply with international accounting standards as published by the International Accounting Standards Board (IASB), whereas BIL is required to comply with Australian Equivalents to International Financial Reporting Standards (AIFRS). Generally, AIFRS are identical to the IASB's international accounting standards, except that in certain cases, AIFRS require additional disclosures to be made or prohibit accounting treatments permitted by the IASB.

In preparing Brambles' combined accounts under International Financial Reporting Standards (IFRS), consideration has been taken of the requirements of both the IASB and AIFRS, and policies selected which ensure concurrent compliance with both sets of requirements.

The historical financial information shown has been derived from the Brambles' combined accounts previously published under UK GAAP and AGAAP, with 1H05 and FY05 data adjusted as described below to reflect IFRS requirements. The consolidation process used in the preparation of the combined financial statements under IFRS has not changed from that followed under UK GAAP and AGAAP.

Brambles has adopted the US dollar as its presentation currency when preparing combined financial statements under IFRS.

Unless otherwise indicated as being under IFRS, results and balances for years FY02 to FY05 are calculated under UK GAAP, but reclassified into an IFRS presentation format.

Foreign currency results and cash flows have been translated into US dollars at the applicable actual monthly exchange rates ruling in each year.

Presentational changes on adoption of IFRS

1. Deferred tax

Under UK GAAP, deferred tax assets were presented within deferred tax liabilities. Under IFRS, they are presented within assets. A reclassification entry is therefore required on transition to IFRS. Under AGAAP, deferred tax assets were presented within assets, therefore there is no need for a similar reclassification on transition to IFRS.

2. Current and non-current analysis

Under UK GAAP, the current and non-current portions of receivables, payables and provisions were not separately presented. Under IFRS, they are separately disclosed within current and non-current classifications, as appropriate. A reclassification entry is therefore required on transition to IFRS. Under AGAAP, disclosure was made within current and non-current classifications, and therefore there is no need for a similar reclassification on transition to IFRS.

Explanatory notes on the material impacts to Brambles of the adoption of IFRS *(continued)*

3. Joint ventures and associates

Under IFRS, the after-tax share of results from joint ventures and associates is presented on one line in the income statement, unlike UK GAAP, where Brambles' share of operating profit, interest and tax were separately presented. A reclassification entry is therefore required on transition to IFRS. The AGAAP treatment was the same as under IFRS, therefore no presentational adjustment is required on transition to IFRS.

4. Intangible assets

IAS 38 & AASB 138 *Intangible Assets* requires that capitalised software and software development costs be presented as an intangible asset, in contrast to Brambles' previous practice of presenting such assets within tangible fixed assets. At 1 July 2004, a transitional reclassification of £83 million (A$216 million) was made from tangible fixed assets to intangible assets. At 30 June 2005, as a result of amortisation movements in the year, the cumulative reclassification was £69 million (A$162 million). There is no impact on the effective life of the capitalised items or to net profit.

5. Discontinued operations

Under IFRS 5 & AASB 5 *Non-current Assets Held for Sale and Discontinued Operations*, the results of a discontinued operation are required to be shown separately from continuing businesses in the income statement. Comparative information in the income statement is required to be adjusted, resulting in a consistent presentation of the results of a discontinued operation for all periods shown.

Assets held for sale, and assets of a disposal group (for example, a business operation), together with related liabilities, are required to be shown separately on the balance sheet but prior year balance sheet comparatives are not adjusted.

Classification as a discontinued operation is required once it is highly probable that the carrying amount of the asset will be recovered principally through a sale transaction, rather than through continuing use, subject to meeting other criteria set out in IFRS 5 & AASB 5. This differs from UK GAAP and AGAAP, where classification as a discontinued operation was primarily required for segment reporting purposes.

On 13 October 2005, Brambles announced that it had sold its Cleanaway Germany business, subject to regulatory approval. On 29 November 2005, Brambles announced that it would focus on growing the CHEP and Recall businesses, and that it would divest all its other businesses. Accordingly, the results of Cleanaway, Brambles Industrial Services and the Regional Businesses have been reclassified to discontinued operations in the historical financial information for each of the years presented, together with businesses reported as discontinued in prior years.

Explanatory notes on the material impacts to Brambles of the adoption of IFRS *(continued)*

Measurement changes on adoption of IFRS

6. Defined benefit pension plans

Under IAS 19 & AASB 119 *Employee Benefits*, Brambles has recognised as a liability the net deficit in its employer sponsored defined benefit superannuation funds, based on actuarial calculations of the position of the funds.

Actuarial calculations were completed as at 1 July 2004 and 30 June 2005. The impact of the introduction of IFRS is to recognise at 1 July 2004 a defined benefit plan deficit of £93 million (A$244 million) and a deferred tax asset of £27 million (A$71million). Prepayments of £2 million (A$5 million) in relation to SSAP 24 accounting that previously applied under UK GAAP have been reversed. A net transitional adjustment of £68 million (A$178 million) has been taken as a reduction in opening retained earnings.

For the year ended 30 June 2005, employee benefit expense under IFRS was approximately £3 million (A$6 million) higher after tax than under UK GAAP and AGAAP.

Brambles has elected to early adopt the amendment to IAS 19 & AASB 119 in order to recognise actuarial gains and losses in the statement of recognised income and expense. Actuarial calculations at 30 June 2005 show that the actuarial result for the year ended 30 June 2005 was a loss of £35 million (A$83 million), before a related tax credit of £11 million (A$25 million). Actuarial results and related tax are presented in the statement of recognised income and expense and do not directly impact reported profit.

7. Goodwill

Under IFRS 3 & AASB 3 *Business Combinations*, goodwill is no longer amortised but instead is subject to annual impairment testing. Brambles has elected to make use of the transitional exemption available under IFRS 1 & AASB 1 *First-time adoption of International Financial Reporting Standards* and will not restate any business combinations that occurred prior to 1 July 2004.

The transitional provisions of IFRS 1 & AASB 1 provide that certain previous GAAP treatments may be frozen on transition to IFRS. In order to achieve a single set of IFRS financial statements from Brambles' two legacy GAAPs (UK GAAP and AGAAP), it was necessary in certain limited respects to first align the UK GAAP accounting methods with those used under AGAAP.

On the introduction of IFRS, the legacy goodwill balances under UK GAAP and AGAAP have been aligned. Previously, under UK GAAP, goodwill arising on pre-1998 acquisitions was written off to reserves and not subject to an annual amortisation charge. On the introduction of IFRS, this pre-1998 goodwill was reinstated as part of the goodwill balance, with a corresponding adjustment to accumulated amortisation to reflect the amortisation that would have been charged had the write-off not been booked. Compared to UK GAAP, the net increase in goodwill balance due to pre-1998 goodwill was £65 million, with a corresponding reduction in deferred tax liability of £6 million.

Additionally, due to differing UK GAAP and AGAAP treatment of pre-acquisition tax losses, the AGAAP goodwill balance at 1 July 2004 on certain acquisitions was £17 million lower than the corresponding UK GAAP amount. To enable the presentation of a common set of financial statements under IFRS in both the UK and Australia, the UK GAAP goodwill amount for those acquisitions has been aligned with the legacy AGAAP balance. Compared to UK GAAP, the net decrease in goodwill balances due to pre-acquisition tax losses was £17 million.

Explanatory notes on the material impacts to Brambles of the adoption of IFRS *(continued)*

7. Goodwill *(continued)*

Compared to UK GAAP, the net impact of these transitional adjustments at 1 July 2004 was an increase in goodwill of £48 million, a reduction in deferred tax liability of £6 million and a net increase in opening retained earnings of £54 million.

For the year ended 30 June 2005, goodwill amortisation of £33 million booked under UK GAAP was reversed, together with a related tax credit of £7 million. The goodwill balance at 30 June 2005 was £81 million higher under IFRS than under UK GAAP, with the related deferred tax liability under IFRS £2 million higher than under UK GAAP.

For the year ended 30 June 2005, goodwill amortisation of A$98 million booked under AGAAP was reversed, together with a related tax credit of A$15 million. The goodwill balance at 30 June 2005 was A$89 million higher under IFRS than under AGAAP, with the related deferred tax liability under IFRS A$10 million higher than under AGAAP.

8. Dividend provision

Under IFRS and under AGAAP, provision can only be made for a dividend that has been declared as at balance sheet date. This differs from UK GAAP whereby any dividends declared before finalisation of the financial statements were taken up in those financial statements. Dividend provisions of £65 million, £69 million and £83 million held in the 1 July 2004, December 2004 and June 2005 UK GAAP balance sheets respectively have been reversed under IFRS, with corresponding increases in retained earnings at those dates. Each dividend was recognised under IFRS (with a corresponding decrease in retained earnings) when paid in October 2004, April 2005 and October 2005 respectively.

9. Share-based payments

Under IFRS 2 & AASB 2 *Share-based Payments*, Brambles has recognised the fair value of options and performance shares granted to employees since 7 November 2002 as an expense in the income statement on a pro-rata basis over the vesting period, with a corresponding adjustment to equity for equity settled awards and to provisions for cash settled ("phantom") awards. Previously, under UK GAAP, only performance shares, which were granted at a discount to market price, were recognised as an expense.

The IFRS share-based payment expense has been taken up within the relevant business segment. Previously, under UK GAAP, performance share expense was treated as a corporate cost.

At 1 July 2004, a transitional adjustment from UK GAAP of £3 million was taken as a reduction in retained earnings with a corresponding increase in equity of £2 million and in provisions of £1 million. As a result of applying IFRS 2 & AASB 2 to share-based payments, employee benefit expense for the year to 30 June 2005 was £3 million higher than under UK GAAP, with a corresponding increase in equity of £3 million.

Under AGAAP, there were previously no amounts expensed in relation to share-based payments. At 1 July 2004, a transitional adjustment from AGAAP of A$14 million was taken as a reduction in retained earnings, with a corresponding increase in equity of A$12 million and in provisions of A$2 million. Employee benefit expense for the year to 30 June 2005 was A$21 million higher than under AGAAP, with a corresponding increase in equity of A$21 million.

FILE NO: 82-5203

Explanatory notes on the material impacts to Brambles of the adoption of IFRS *(continued)*

10. Financial instruments

Brambles has decided to apply the exemption provided in IFRS 1 & AASB 1 which permits entities not to apply the requirements of IAS 32 & AASB 132 *Financial Instruments: Presentation and Disclosures* and IAS 39 & AASB 139 *Financial Instruments: Recognition and Measurement* for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005 and therefore will have no impact on the financial statements at 30 June 2005. As permitted by IFRS 1 & AASB 1, Brambles will not apply IAS 32 & AASB 132 or IAS 39 & AASB 139 to the 2005 comparatives published in its 2006 financial statements.

11. Hedging of overseas net investment

Brambles has entered into a hedge of a loan as part of its investment in an overseas subsidiary. Under IFRS, because the loan is not in the functional currency of either the borrower or lender, hedge gains or losses must be taken to the income statement, rather than the foreign currency translation reserve. For the year ended 30 June 2005, the after-tax effect of this adjustment was £1 million (A$3 million).

12. Other adjustments

Certain other adjustments were made on transition to IFRS, but these are individually and collectively immaterial.